

April 27, 2012

Via Facsimile
Mr. Matthew T. Farrell
Chief Financial Officer
Church & Dwight Co., Inc.
469 North Harrison Street
Princeton, NJ 08543

> **Re: Church & Dwight Co., Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **File No. 1-10585**

Dear Mr. Farrell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimates, page 33

Impairment of Goodwill, Trademarks and Other Intangible Assets and Property, Plant and Equipment, page 34

1.   In future filings, please clarify the number and nature of the reporting units to which you have allocated goodwill. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results of operations or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit:

- The percentage by which fair value exceeds carrying value.
- The amount of goodwill allocated to the reporting unit.
- A description of the material assumptions that drive estimated fair value.
- A discussion of any uncertainties associated with each key assumption.
- A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

If you have determined that estimated fair values substantially exceed the carrying values of all your reporting units, please disclose that determination. Refer to Item 303 of Regulation S-K.

Item 8. Financial Statements and Supplementary Data, page 50

Note 16. Commitments, Contingencies and Guarantees, page 86

2.   With a view to enhanced disclosures in future filings, please provide us with a comprehensive explanation of how you determined that based on certain clauses in the lease that you are considered the owner of the new headquarters building during the construction phase.

3.   It appears from your disclosure of the QGN landfill remediation issue on page 88 that it is reasonably possible that losses, in excess of the amounts accrued, could be material. Please confirm our understanding. If there is a reasonable possibility that losses exceeding amounts already accrued are material, in your next periodic filing, please either disclose an estimate of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50. If you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please supplementally: (1) explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and (2) what specific factors are causing the inability to make an estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. Nonetheless, an effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes. Please include your proposed disclosures in your response.

4.   We refer to the SPD matter disclosed on page 89. Please tell us whether you believe it is remote, reasonably possible, or probable that material losses may result from this matter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome at (202) 551-3865 or me at (202) 551-3768 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief